General Statement of Acquisition of GEHL Shares by John Buhler
Opening Balance      Date          Bought  Sold   Cost   Closing Balance
268,325
                     May 07, 2003  1325    0      8.35   269,650
                     May 07, 2003  2000    0      8.30   271,650
                     May 07, 2003  2000    0      8.20   273,650
                     May 09, 2003  5000    0      8.00   278,650
                     May 09, 2003  2000    0      7.65   280,650
                     May 09, 2003  2000    0      7.85   282,650
                     May 12, 2003  2000    0      8.00   284,650
                     May 12, 2003  2600    0      8.00   287,250
                     May 14, 2003  2000    0      9.00   289,250
                     May 14, 2003  1200    0      8.75   290,450
                     May 16, 2003  3300    0      8.80   293,750
                     May 16, 2003  1700    0      8.78   295,450
                     May 16, 2003  0800    0      8.75   296,250
		     May 19, 2003  5000    0      8.50   301,250
                     May 20, 2003  5000    0      8.50   306,250